EXHIBIT 12
COMPUTATION OF EARNINGS TO FIXED CHARGES
     The following table sets forth the computation of consolidated ratios of earnings to fixed charges for TD Banknorth Inc. for the periods shown.

	Successor		Successor		Successor		Combined (1)
	Three Months Ended		Three Months Ended		Year Ended		Year Ended
	March 31, 2007		March 31, 2006		December 31, 2006		December 31, 2005
Earnings:
Earnings before income taxes and change in accounting principle	$81,874		$116,347		$497,985		$416,407
Fixed charges excluding interest on deposits	44,589		70,143		221,858		182,118

Earnings including fixed charges but excluding interest on deposits	126,463		186,490		719,843		598,525
Interest on deposits	177,738		106,682		562,019		228,596

Earnings including fixed charges and interest on deposits	$304,201		$293,172		$1,281,862		$827,121

Fixed Charges:
Interest expense, excluding interest on deposits	$41,084		$67,373		$209,387		$174,293
Interest within rent expense (1/3 rent expense)	3,505		2,770		12,471		7,825

Fixed charges excluding interest on deposits	44,589		70,143		221,858		182,118
Interest on deposits	177,738		106,682		562,019		228,596

Fixed charges including interest on deposits	$222,327		$176,825		$783,877		$410,714

Ratio of Earnings to Fixed Charges:
Including interest expense on deposits	1.37	x	1.66	x	1.64	x	2.01	x
Excluding interest expense on deposits	2.79	x	2.66	x	3.24	x	3.29	x

(1)	Information for the year ended December 31,2005 is based on the combined operations of TD Banknorth’s predecessor, Banknorth Group, Inc. for the period January 1, 2005 to February 28, 2005 and the operations of TD Banknorth as successor for the period March 1, 2005 to December 31, 2005 following TD Banknorth’s application of the purchase method of accounting to account for the transaction which resulted in TD Banknorth becoming a majority-owned subsidiary of The Toronto-Dominion Bank.